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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ultrapetrol (Bahamas) Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

P94398 10 7
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P94398 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Inversiones Los Avellanos S.A.
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,010,469 (1) (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,010,469 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,010,469 (1) (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	P94398 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SIPSA S.A.
N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHILE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,010,469 (1) (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,010,469 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,010,469 (1) (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	P94398 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hazels (Bahamas) Investments Inc.
N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,010,469 (1) (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,010,469 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,010,469 (1) (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	P94398 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Solimar Holdings Ltd.
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,010,469 (1) (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,010,469 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,010,469 (1) (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	P94398 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Felipe Menendez R.
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

310,000 (3)

6.	SHARED VOTING POWER

8,010,469 (1) (2)

7.	SOLE DISPOSITIVE POWER

310,000 (3)

8.	SHARED DISPOSITIVE POWER

8,010,469 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,320,469 (1) (2) (3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	P94398 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ricardo Menendez R.
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

310,000 (3)

6.	SHARED VOTING POWER

8,010,469 (1) (2)

7.	SOLE DISPOSITIVE POWER

310,000 (3)

8.	SHARED DISPOSITIVE POWER

8,010,469 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,320,469 (1) (2) (3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	P94398 10 7

Item 1.	(a).	Name of Issuer:

Ultrapetrol (Bahamas) Limited

(b).	Address of issuer's principal executive offices:

Ocean Centre, Montagu Foreshore East Bay St., P.O. Box SS-19084 Nassau, Bahamas

Item 2.	(a).	Name of person filing:

Inversiones Los Avellanos S.A. SIPSA S.A. Hazels (Bahamas) Investments Inc. Felipe Menendez R. Ricardo Menendez R. Solimar Holdings Ltd.

(b).	Address or principal business office or, if none, residence:

Inversiones Los Avellanos S.A.
Hazels (Bahamas) Investments Inc.
Felipe Menendez R.
Ricardo Menendez R.

Ocean Centre, Montagu Foreshore
East Bay St., P.O. Box SS-19084
Nassau, Bahamas

SIPSA S.A.
Av. El Bosque Norte 0440,
Piso 11, of. 1101
Santiago, Chile

Solimar Holdings Ltd.
AIG-GE Capital Latin American Infrastructure Fund L.P.
29 Richmond Road
Pembroke HM 08
Bermuda

(c).	Citizenship:

Inversiones Los Avellanos S.A. - Chile
SIPSA S.A. - Chile
Hazels (Bahamas) Investments Inc. - Commonwealth of the Bahamas
Felipe Menendez R. - Chile
Ricardo Menendez R. - Argentina
Solimar Holdings Ltd. - Bermuda

(d).	Title of class of securities:

Common Stock, par value $0.01 per share

(e).	CUSIP No.:

P94398 10 7

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Inversiones Los Avellanos S.A. - 8,010,469 (1)(2)
SIPSA S.A. - 8,010,469 (1)(2)
Hazels (Bahamas) Investments Inc. - 8,010,469 (1)(2)
Solimar Holdings Ltd. - 8,010,469 (1)(2)
Felipe Menendez R. - 8,320,469 (1)(2)(3)
Ricardo Menendez R. - 8,320,469 (1)(2)(3)

(b)	Percent of class:

Inversiones Los Avellanos S.A. – 26.8% SIPSA S.A. - 26.8% Hazels (Bahamas) Investments Inc. - 26.8% Solimar Holdings Ltd. – 26.8% Felipe Menendez R. - 27.8% Ricardo Menendez R. - 27.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	Inversiones Los Avellanos S.A. – 0 SIPSA S.A. - 0 Hazels (Bahamas) Investments Inc. - 0 Solimar Holdings Ltd. – 0 Felipe Menendez R. – 310,000 (3) Ricardo Menendez R. - 310,000 (3)

(ii)	Shared power to vote or to direct the vote
Inversiones Los Avellanos S.A. - 8,010,469 (1)(2)
SIPSA S.A. - 8,010,469 (1)(2)
Hazels (Bahamas) Investments Inc. - 8,010,469 (1)(2)
Solimar Holdings Ltd. - 8,010,469 (1)(2)
Felipe Menendez R. - 8,010,469 (1)(2)
Ricardo Menendez R. - 8,010,469 (1)(2)

(iii)	Sole power to dispose or to direct the disposition of	Inversiones Los Avellanos S.A. - 0 SIPSA S.A. - 0 Hazels (Bahamas) Investments Inc. - 0 Solimar Holdings Ltd. - 0 Felipe Menendez R. - 310,000 (3) Ricardo Menendez R. - 310,000 (3)

(iv)	Shared power to dispose or to direct the disposition of
Inversiones Los Avellanos S.A. - 8,010,469 (1)(2)
SIPSA S.A. - 8,010,469 (1)(2)
Hazels (Bahamas) Investments Inc. - 8,010,469 (1)(2)
Solimar Holdings Ltd. - 8,010,469 (1)(2)
Felipe Menendez R. - 8,010,469 (1)(2)
Ricardo Menendez R. - 8,010,469 (1)(2)

Inversiones Los Avellanos S.A. ("Los Avellanos"), SIPSA S.A., Hazels (Bahamas) Investments Inc. ("Hazels"), Felipe Menendez R. and Ricardo Menendez R. each expressly disclaim any beneficial ownership interest in Ultrapetrol shares owned by Solimar Holdings Ltd. ("Solimar"), and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of any Ultrapetrol shares owned by Solimar. Solimar also expressly disclaims any beneficial ownership interest in Ultrapetrol shares owned by Los Avellanos, Hazels, SIPSA S.A., Felipe Menendez R. and Ricardo Menendez R., and the filing of this Schedule 13G shall not be construed as an admission that Solimar is the beneficial owner of any Ultrapetrol shares owned by any of Los Avellanos, Hazels, SIPSA S.A., Felipe Menendez R. or Ricardo Menendez R. In addition, each of Felipe Menendez R. and Ricardo Menendez R. disclaim any beneficial ownership interest in Ultrapetrol shares owned by Los Avellanos, Hazels and SIPSA S.A., except to the extent of their pecuniary interest therein.

----------
(1)
Includes 4,735,517, 150,878 and 2,977,690 shares which are held by Los Avellanos, Hazels and Solimar, respectively, and 146,384 warrants to purchase shares of common stock held by Solimar that are exercisable within sixty days. Hazels is a 99.8% owned subsidiary of Los Avellanos.  The voting power for the shares is combined pursuant to an agreement between Los Avellanos, Hazels and Solimar (the "Voting Agreement") whereby Los Avellanos, Hazels and Solimar have agreed to vote their respective shares together in all matters where a vote of the Issuer's shareholders is required.

(2)
Los Avellanos is a wholly-owned subsidiary of SIPSA S.A., a company controlled by Felipe Menendez R. ("F. Menendez"), the Issuer's President, Chief Executive Officer and a Director, Ricardo Menendez R. ("R. Menendez"), the Issuer's Executive Vice President and a Director and certain of Messrs. F. Menendez and R. Menendez's family members.

(3)	Represents shares issued to companies controlled by each of F. Menendez and R. Menendez, of which 155,000 shares remain subject to applicable vesting periods.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Los Avellanos, SIPSA S.A., Hazels (Bahamas) Investments Inc., Solimar, Felipe Menendez R. and Ricardo Menendez R. may be deemed to be a part of a group of persons, identified in Item 4 hereof, jointly holding beneficial ownership of Ultrapetrol common stock.  Los Avellanos, SIPSA S.A., Hazels (Bahamas) Investments Inc., Felipe Menendez R. and Ricardo Menendez R. are not responsible for the completeness and accuracy of the information contained herein concerning Solimar, and Solimar is not responsible for the completeness and accuracy of the information contained herein concerning Los Avellanos, SIPSA S.A., Hazels (Bahamas) Investments Inc., Felipe Menendez R. and Ricardo Menendez R.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010	Inversiones Los Avellanos

	By:	/s/ Julio Menendez
Name: Julio Menendez
Title: President

	By:	/s/ Felipe Menendez R.
Name: Felipe Menendez R.
Title: Attorney-in-Fact

SIPSA S.A.

By:	/s/ Julio Menendez
Name: Julio Menendez
Title: President and Director

By:	/s/ Felipe Menendez R.
Name: Felipe Menendez R.
Title: Director

Hazels (Bahamas) Investments Inc.

By:	/s/ Julio Menendez
Name: Julio Menendez
Title: Attorney-in-fact

/s/ Felipe Menendez R.
Felipe Menendez R.

/s/ Ricardo Menendez R.
Ricardo Menendez R.

Solimar Holdings Ltd.

By:	/s/ Mark Waddington
Name: Mark Waddington
Title: Vice President and Treasurer

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 16, 2010 relating to the Common Stock of Ultrapetrol (Bahamas) Limited shall be filed on behalf of the undersigned.

Inversiones Los Avellanos

By:	/s/ Julio Menendez
Name: Julio Menendez
Title: President

By:	/s/ Felipe Menendez R.
Name: Felipe Menendez R.
Title: Attorney-in-Fact

SIPSA S.A.

By:	/s/ Julio Menendez
Name: Julio Menendez
Title: President and Director

By:	/s/ Felipe Menendez R.
Name: Felipe Menendez R.
Title: Director

Hazels (Bahamas) Investments Inc.

By:	/s/ Julio Menendez
Name: Julio Menendez
Title: Attorney-in-fact

/s/ Felipe Menendez R.
Felipe Menendez R.

/s/ Ricardo Menendez R.
Ricardo Menendez R.

Solimar Holdings Ltd.

By:	/s/ Mark Waddington
Name: Mark Waddington
Title: Vice President and Treasurer

February 16, 2010

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